Silver Spike Acquisition Corp. 1114 6th Ave, 41st Floor New York, New York, 10036 August 5, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Ms. Anuja Majmudar

Mr. Kevin Dougherty

Re:	Silver Spike Acquisition Corp. Registration Statement on Form S-1 Registration No. 333-232734

Dear Ms. Majmudar and Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on August 7, 2019 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Silver Spike Acquisition Corp.

By:	/s/ Scott Gordon
	Name:	Scott Gordon
	Title:	Chief Executive Officer and Chairman

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP